CPG YORK EVENT DRIVEN STRATEGIES, LLC
c/o Central Park Advisers, LLC
805 Third Avenue
 New York, New York  10022

December 30, 2016
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Edward P. Bartz

Re:	CPG York Event Driven Strategies, LLC (File Nos. 333-206256; 811-23085)
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

CPG York Event Driven Strategies, LLC (the "Registrant") respectfully requests that its Registration Statement on Form N-2, including all exhibits and amendments thereto (collectively, the "Registration Statement"), be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act").  The Registration Statement originally was filed with the Securities and Exchange Commission (the "Commission") on August 10, 2015 (SEC Accession No. 0000899681-15-000610), and was amended on October 20, 2015 (SEC Accession No. 0000899681-15-000742).

The Registrant is requesting withdrawal of the Registration Statement because it has determined not to proceed with the offering described in the Registration Statement.  The Registration Statement has not been declared effective pursuant to Section 8(a) of the 1933 Act by the Commission, and no securities have been sold in connection with the offering described in the Registration Statement.

In addition, the Registrant intends to deregister under the Investment Company Act of 1940, as amended, and will be filing with the Commission an Application for Deregistration on Form N-8F.

Please direct any questions regarding this matter to Brad A. Green (212.806.6274; bgreen@stroock.com) or Stuart H. Coleman (212.806.6049; scoleman@stroock.com) of Stroock & Stroock & Lavan LLP, counsel to the Registrant.

Very truly yours,

/s/ Michael Mascis
Michael Mascis
Principal Accounting Officer